UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K/A

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2025

Commission File Number: 001-40540

Atour Lifestyle Holdings Limited

(Exact name of registrant as specified in its charter)

1st floor, Wuzhong Building,

618 Wuzhong Road, Minhang District,

Shanghai, 201103, People’s Republic of China

(+86) 021-64059928

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒	Form 40-F ☐

EXPLANATORY NOTE AND INCORPORATION BY REFERENCE

Atour Lifestyle Holdings Limited (the “Company”) is amending its report on Form 6-K furnished to the Securities and Exchange Commission on August 26, 2025 (the “Oringal 6-K”) in order to re-file and replace the Original 6-K. This Form 6-K/A is being furnished solely to correct a typographical error in the number of manachised hotels and leased hotels as of June 30, 2025. All other information included in the Original 6-K remains unchanged.

This report on Form 6-K/A shall be deemed to be incorporated by reference into the registration statements on Form F-3 (File No. 333-275880) and Form S-8 (File No. 333-269575) of the Company (including any prospectuses forming a part of such registration statements), and shall be a part thereof from the date on which this current report is furnished, to the extent not superseded by documents or reports subsequently filed or furnished.

EXHIBIT INDEX

Exhibit No.	Description

99.1	Press Release -- Atour Lifestyle Holdings Limited Reports Second Quarter of 2025 Unaudited Financial Results

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Atour Lifestyle Holdings Limited

By:	/s/ HAIJUN WANG
	Name:	Haijun Wang
	Title:	Chairman of the Board of Director and Chief Executive Officer

Date: August 26, 2025